Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Special Access Services

Verizon / MCI Transaction

Special Access services will remain competitive and new price regulation is not necessary

Special access services employ dedicated facilities that run directly between the end user and another carrier’s point of presence or between two discrete end user locations. Special access services do not use local exchange switches.

Concerns that this transaction will have anti-competitive effects are misplaced, and should not give rise to the imposition of regulatory conditions on its approval.

The FCC regulates Verizon’s special access services. The FCC has found the special access market to be sufficiently competitive, and has allowed pricing flexibility for Verizon and other incumbent local exchange carriers. Further, the Commission has initiated a proceeding to investigate the current state of the special access market. Any concerns about the FCC’s rules should be addressed in that proceeding.

Approximately 80 percent of Verizon’s high capacity special access services are sold at wholesale to other carriers. The combined company will continue to have a strong business incentive to continue providing wholesale customers with good service.

Facilities overlap between Verizon and MCI is very limited

In the limited areas where there is overlap of Verizon and MCI facilities, there are numerous other competitive providers that will continue to serve these markets after the transaction is complete. In the 39 groupings of contiguous wire-center areas in which Verizon and MCI have overlapping fiber, there are:

•	More than 90 different fiber suppliers.

•	Two or more suppliers – in addition to Verizon and MCI – in 92 percent of the areas.

•	An average of nearly six competitors per wire center.

In sum, the market is working within the current regulatory regime. There is no need for additional regulation specific to this transaction.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor  relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor  relations/sec/.